Exhibit 1
                                    ---------

MTNL/SECTT/SE/2006
   January 9, 2006


The Secretary, Stock Exchanges Delhi/Bombay/Calcutta/Madras/NSE/NYSE


Sub: Compliance of Listing Agreement


Dear Sir,

In compliance to the Listing Agreement, please find enclosed the following:-

1.   Shareholding pattern as on 31st December 2005 as per Clause 35

2. List of Shareholder's holding more than 1% shares of the Company as on 31st December 2005

3. List of Shareholder's holding more than 5% shares of the Company as on 31st December 2005

4.   Quarterly Compliance Report on Corporate Governance as per clause 49

5.   Shareholding Pattern Summary for Free Float Indices as on 31st December
     2005


Please acknowledge receipt and take the above documents on record.

Thanking You,

Yours Faithfully


(S.C.AHUJA)
COMPANY SECRETARY

Encl.: As above

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                       (A GOVERNMENT OF INDIA ENTERPRISE)
        Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor, 124,
                      Connaught Circus, New Delhi - 110 001
           DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDED 31-12-2005


S.NO.                       CATEGORY                              NO OF SHARES    PERCENTAGE OF
                                                                          HELD     SHAREHOLDING
-----------------------------------------------------------------------------------------------
  A    PROMOTER'S HOLDING

  1    PROMOTOR'S

    a. Indian Promotors (Government of India & Nominees)           354,372,740           56.25

    b. Foreign Promoters                                                   NIL             NIL

  2    PERSONS ACTING IN CONCERT                                           NIL             NIL

                      SUB TOTAL                                    354,372,740           56.25
                                                                   -----------          ------
  B.   NON-PROMOTER'S HOLDING

  3    INSTITUTIONAL INVESTORS

    a. Mutual Funds                                                 13,179,118            2.09

    b. Banks, Financial Institutions, Insurance Companies
       (Central/State Govt. Institutions/Non-Govt Institutions)     97,971,128            5.55

    c. Foreign Institutional Investors                              91,115,978           14.46

                      SUB-TOTAL                                    202,266,224           32.10
                                                                   -----------          ------
  4    OTHERS

    a. Private Corporate Bodies                                      8,484,865            1.35

    b. Indian Public                                                18,575,792            2.95

    c. NRIs/OCBs                                                       480,611            0.08

    d. Any other (ADR/GDRs/ADSs)                                    45,819,768            7.27

                      SUB-TOTAL                                     73,361,036           11.65
                                                                   -----------          ------
                     GRAND TOTAL                                   630,000,000          100.00
                                                                   ===========          ======

-----------------------------------------------------------------------------------------------

                    TOTAL FOREIGN SHAREHOLDING

       CATEGORY                                                  NO. OF SHARES            %AGE
       NRI/OCB/GDR                                                  46,300,379            7.35

       FIIs                                                         91,115,978           14.46
                                                                   -----------           -----
       TOTAL                                                       137,416,357           21.81
                                                                   ===========           =====


       PLACE: NEW DELHI
       DATE:                                                       (S.C.AHUJA)
                                                             COMPANY SECRETARY

                                                                          FORM A

               SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company:              MAHANAGAR TELEPHONE NIGAM LIMITED

                     SCRIP CODE   MAHANGR C41TELE 108   QUARTER ENDED 31-12-2005

CATEGORY
  CODE                          CATEGORY                             NO. OF SHARES HELD    % OF SHAREHOLDING
------------------------------------------------------------------------------------------------------------
    I      CONTROLLING/STRATEGIC HOLDINGS

    A      BASED IN INDIA
    1      INDIAN INDIVIDUALS/HUFS & RELATIVES
    2      INDIAN CORPORATE BODIES/ TRUSTS/ PARTNERSHIPS
    3      PERSONS ACTING IN CONCERT (ALSO INCLUDE SUPPLIERS/
           CUSTOMERS)
    4      OTHER DIRECTORS & RELATIVES (OTHER THAN IN 1 ABOVE)
    5      EMPLOYEE WELFARE TRUSTS/ESOPS (ALREADY CONVERTED INTO
           SHARES BUT LOCKED IN)
    6      BANKS/FINANCIAL INSTITUTIONS
    7      CENTRAL/ STATE GOVT.
    8      CENTRAL/ STATE GOVT. INSTITUTIONS
    9      VENTURE FUNDS/ PRIVATE EQUITY FUNDS

                                                      SUB TOTAL A

    B      BASED OVERSEAS
   10      FOREIGN INDIVIDUALS (INCLUDING FDI)
   11      FOREIGN CORPORATE BODIES (INCLUDING FDI)
   12      NON RESIDENT INDIANS (INDIVIDUALS)
   13      NON RESIDENT INDIAN CORPORATE BODIES

                                                      SUB TOTAL B

    C      GDRS/ADRS/ ADSS

                                                      SUB TOTAL C

    D      GOVT OF INDIA AS PROMOTER                                      354372740              56.25

                                                      SUB TOTAL D         354372740              56.25
                                                                          ---------             ------
    E      ANY OTHER SHARES LOCKED-IN (EXCEPT COVERED ABOVE)

                                                      SUB TOTAL E

                                                      SUB TOTAL I         354372740              56.25
                                                                          ---------             ------

                                                                                             ....CONTD


                                     Page 1


   II      FREE FLOAT                                                NO. OF SHARES HELD    % OF SHAREHOLDING
------------------------------------------------------------------------------------------------------------

    A      BASED IN INDIA
    1      INDIAN INDIVIDUALS/HUFS                                         18575792               2.95
    2      INDIAN CORPORATE BODIES/TRUSTS/PARTNERSHIPS                      8484865               1.35
    3      INDEPENDENT DIRECTORS & RELATIVES
    4      PRESENT EMPLOYEES
    5      BANKS/FINANCIAL INSTITUTIONS                                     2446839               0.39
    6      CENTRAL/STATE GOVT.                                                 .
    7      CENTRAL/ STATE GOVT. INSTITUTIONS
    8      INSURANCE COMPANIES                                             95524289              15.16
    9      MUTUAL FUNDS                                                    13179118               2.09
   10      VENTURE FUNDS/ PRIVATE EQUITY FUNDS
   11      CUSTOMERS
   12      SUPPLIERS

                                                      SUB TOTAL A         138210903              21.94
                                                                          ---------             ------
    B      BASED OVERSEAS
   13      FOREIGN INDIVIDUALS
   14      FOREIGN CORPORATE BODIES
   15      FOREIGN INSTITUTIONAL INVESTORS (SEBI-REGISTERED)               91115978              14.46
   16      NON RESIDENT INDIANS (INDIVIDUALS)                                472811               0.08
   17      NON RESIDENT INDIAN CORPORATE BODIES                                7800               0.00

                                                      SUB TOTAL B          91596589              14.54
                                                                          ---------             ------

    C      GDRS/ADRS/ADSS                                                  45819768               7.27

                                                      SUB TOTAL C          45819768               7.27
                                                                          ---------             ------
    D      OTHERS
                                                      SUB TOTAL D

                                                      SUB TOTAL II        275627260              43.75
                                                                          ---------             ------
                                                      GRAND TOTAL         630000000             100.00
                                                                          =========             ======


BROAD SUMMARY OF HOLDINGS                                            NO. OF SHARES HELD    % OF SHAREHOLDING
------------------------------------------------------------------------------------------------------------

TOTAL CONTROLLING/ STRATEGIC HOLDINGS                                     354372740              56.25
TOTAL FREE-FLOAT                                                          275627260              43.75
                                                                          ---------             ------
                                                      GRAND TOTAL         630000000             100.00
                                                                          =========             ======

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS                                 NO. OF SHARES HELD    % OF SHAREHOLDING
------------------------------------------------------------------------------------------------------------

TOTAL DOMESTIC HOLDING                                                    492583643              78.19
TOTAL FOREIGN HOLDING                                                     137416357              21.81
                                                                          ---------             ------
                                                      GRAND TOTAL         630000000             100.00
                                                                          =========             ======

NOTE:

In future:

* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.

* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of
1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

                                                                          FORM B

                          CONTROLLING/STRATEGIC HOLDERS
            (Include every single holder and list them Categorywise)

Name of the Company:              MAHANAGAR TELEPHONE NIGAM LIMITED

                     SCRIP CODE   MAHANGR TELE 108      QUARTER ENDED 31.12.2005

SL. NO.    HOLDERS NAME       NO. OF SHARES HELD    % OF SHAREHOLDING    CATEGORY CODE
--------------------------------------------------------------------------------------
  1     PRESIDENT OF INDIA        354372740               56.25                D


    QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

    NAME OF THE COMPANY: MAHANAGAR TELEPHONE NIGAM LIMITED

    QUARTER ENDING ON 31ST DECEMBER 2005

--------------------------------------------------------------------------------------------------------------------------------
PARTICULARS            CLAUSE OF LISTING   COMPLIANCE STATUS                             REMARKS
                       AGREEMENT           (YES/NO)
--------------------------------------------------------------------------------------------------------------------------------
    (1)                       (2)                 (3)                                      (4)
--------------------------------------------------------------------------------------------------------------------------------
                                                              In MTNL all directors are appointed by Govt. of India (GOI). As
Board of Directors           49 I             NO              on 31/12/2005 only one non official part-time director is in place on the Board of the Company. We have requested the GOI to fill up the vacancies of non official part-time directors on MTNL Board.
--------------------------------------------------------------------------------------------------------------------------------
Audit Committee              49 II            YES             W.e.f 25/11/2005 the Audit Committee has been reconstituted with one non-official Part-time director as Chairman and two Govt.
                                                              directors as members.
--------------------------------------------------------------------------------------------------------------------------------
Shareholders/Investors     49 VI (C)          NO              W.e.f 25/11/2005 the Shareholders/Investors  Committee has been
Grievances committee                                          reconstituted with one non-official Part-time director as Chairman and two Govt. directors as members.
--------------------------------------------------------------------------------------------------------------------------------
Remuneration of              49 III           YES             Full time functional directors are appointed by the GOI and there
Directors                                                     remuneration is decided by the GOI. Part time Non-official
                                                              Directors are paid sitting fees only.
--------------------------------------------------------------------------------------------------------------------------------
Board Proceedures            49 IV            YES
--------------------------------------------------------------------------------------------------------------------------------
Management                   49 V             YES
--------------------------------------------------------------------------------------------------------------------------------
Shareholders                 49 VII           YES
--------------------------------------------------------------------------------------------------------------------------------
Report on Corporate          49 VII           YES
Governance
--------------------------------------------------------------------------------------------------------------------------------

                                                                          FORM C

                               FREE-FLOAT HOLDERS
                      DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
                           (List holders Categorywise)

NAME OF THE COMPANY:              MAHANAGAR TELEPHONE NIGAM LIMITED

                     SCRIP CODE   MAHANGR TELE 108      Quarter Ended 30-09-2004

                                                                        % of                       Relationship, if any
Sl. no.             Holders Name               No. of Shares Held   Shareholding   Category Code     with anyone in I
-----------------------------------------------------------------------------------------------------------------------
   1    LIFE INSURANCE CORPORATION OF INDIA         79948023            12.69          A-8

   2    HSBC GLOBAL INVESTMENT FUNDS A/C             6530290            1.036          B-15
        HSBC GLOBAL INVESTMENT FUNDS
        MAURITIUS LTD

   3    MORGAN STANLEY DEAN WITTER                   9228895            1.464          B-15
        MAURITIUS COMPANY LTD.

   4    THE BANK OF NEW YORK                        45819768            7.273          C

   5    GOVERNMENT OF SINGAPORE                      6814060            1.081          B-15

                                                                          FORM C

                               FREE-FLOAT HOLDERS
                      DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
                           (List holders Categorywise)

NAME OF THE COMPANY:              MAHANAGAR TELEPHONE NIGAM LIMITED

                     SCRIP CODE   MAHANGR TELE 108      Quarter Ended 30-06-2004

                                                                        % of                       Relationship, if any
Sl. no.             Holders Name               No. of Shares Held   Shareholding   Category Code     with anyone in I
-----------------------------------------------------------------------------------------------------------------------
   1    LIFE INSURANCE CORPORATION OF INDIA         79402323            12.603         A-8

   2    EMERGING MARKETS MANAGEMENT                  6803170              1.08         B-15
        LLC A/C EMSAF-MAURITIUS

   3    MORGAN STANLEY DEAN WITTER                   9455958               1.5         B-15
        MAURITIUS COMPANY LTD.

   4    THE BANK OF NEW YORK                        45819768              7.23         C

                                                                          FORM C

                               FREE-FLOAT HOLDERS
                      DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
                           (List holders Categorywise)

NAME OF THE COMPANY:              MAHANAGAR TELEPHONE NIGAM LIMITED

                     SCRIP CODE   MAHANGR TELE 108      Quarter Ended 31-12-2005

                                                                        % of                       Relationship, if any
Sl. no.             Holders Name               No. of Shares Held   Shareholding   Category Code     with anyone in I
-----------------------------------------------------------------------------------------------------------------------
   1    LIFE INSURANCE CORPORATION OF INDIA         86010980            13.65          A-8

   2    THE BANK OF NEW YORK                        45819768            7.273          C